Mail Stop 3720

              February 15, 2006

Mr. Marko Bogoievski
Chief Financial Officer
Telecom Corporation of New Zealand Limited
Telecom House
68 Jervois Quay
Wellington, New Zealand


 Re: Telecom Corporation of New Zealand Limited
       Form 20-F for Fiscal Year Ended June 30, 2005
   Filed September 9, 2005
        File No. 1-10798

Dear Mr. Bogoievski:

We have completed our review of your Form 20-F and related filings
and do not, at this time, have any further comments.

        Sincerely,


        Larry Spirgel
        Assistant Director
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

        DIVISION OF
CORPORATION FINANCE